

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 28, 2010

Mr. William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

Re: **Commercial Metals Company**
            Form 10-K for the year ended August 31, 2009
            File No. 1-4304

Dear Mr. Larson:

        We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2009

Critical Accounting Policies and Estimates, page 26

Goodwill, page 27

1. In future filings please expand your disclosures to identify your reporting units as well as how you determined those reporting units.   In addition, if the fair value of your reporting units are not substantially in excess of their carrying values, please disclose the following:

    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
    *   A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainties associated with the key assumptions, and;
- A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Consolidated Results of Operations, page 27

2. We note that you define EBITDA as earnings before interest expense, income taxes, depreciation and amortization. However, based on your reconciliation of net earnings to EBITDA on page 28, we note that depreciation and amortization includes asset impairment charges. Given that these charges are excluded from your non-GAAP measure, in future filings you should revise the definition of your non-GAAP performance measure as well as use a more appropriate label, such as adjusted EBITDA. Please refer to Question 103.01 of The Security and Exchange Commission's Compliance and Disclosure Interpretations: Non-GAAP Measures dated January 11, 2010.

2009 Compared to 2008 – International Fabrication and Distribution, page 32

3. We note that you recorded over $100 million in charges for inventory adjustments and customer non-compliance during 2009. In future filings, separately disclose the charges related to non-compliance. Given the recent increase in customer non-compliance, you should also enhance your disclosures to clearly describe the situations which resulted in non-compliance, how the related charges are determined and recorded and quantify any relief you may have been awarded.

2009 Liquidity and Capital Resources, page 36

4. We note your disclosure on page 76 indicating a significant charge related to your allowance for doubtful accounts. In future filings, please discuss how the changes in allowance for accounts receivable and your customer's liquidity concerns are expected to impact your cash flows and liquidity. Please ensure your discussion addresses the potential for additional charges related to receivables which may be at risk for collectability. Additionally, we note your disclosure on page 15 that you insure your accounts receivable. Please provide a more comprehensive discussion regarding this insurance, including what this insurance covers and whether any losses in the periods presented were mitigated by this insurance.

5. We note your disclosures that certain of your financing agreements include various financial covenants and your accounts receivable securitization contains cross default provisions. If it becomes reasonably likely that you may not comply with a material covenant(s), please present the actual ratio(s) and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Given that CMCZ has defaulted on financial covenants, please also include actual ratios and other actual amounts versus minimum/maximum ratios/amounts where the defaults occurred. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

6. In future filings please include a discussion of the material terms of your Notes Due 2013 – 2018 as well as your uncommitted bank credit facilities in your liquidity discussion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant